CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to incorporation by reference in the updated Prospectus and the Statement of Additional Information of USCF Commodity Strategy Fund and Subsidiary (the initial series of the USCF Mutual Funds Trust) of our report dated August 27, 2018 relating to the consolidated statement of assets and liabilities of USCF Commodity Strategy Fund and Subsidiary, including the consolidated schedule of investments, as of June 30, 2018, and the related consolidated statements of operations, changes in net assets and financial highlights for the year then ended and for the period from inception (March 31, 2017) through June 30, 2017 and to the reference to our Firm as the Fund’s “independent registered public accounting firm”.

/s/ Spicer Jeffries LLP

Denver, Colorado

October 16, 2018